

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2024

James Walker
Chief Executive Officer
Nano Nuclear Energy Inc.
10 Times Square, 30th Floor
New York, NY 10018

> **Re:** **Nano Nuclear Energy Inc.**
> **Registration Statement on Form S-1**
> **Exhibit Nos. 10.13, 10.16, 10.17 and 10.19**
> **Filed March 19, 2024**
> **File No. 333-278076**

Dear Mr. Walker:

    We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy and Transportation